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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                        UNDER THE SECURITIES ACT OF 1934
                               (AMENDMENT NO. 12)*

                             BERKSHIRE BANCORP INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   084597-10-3
                                 (CUSIP NUMBER)

                                Emanuel J. Adler
                        Blank Rome Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

                                December 24, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX |_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                               PAGE 1 OF 5 PAGES

CUSIP NO. 084597-10-3

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     MOSES MARX
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

                    1,048,620 (includes options to purchase 1,000 shares of
                    Common Stock)
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,048,620 (includes options to purchase 1,000 shares of
    WITH            Common Stock)
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,048,620 (includes options to purchase 1,000 shares of Common Stock)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               PAGE 2 OF 5 PAGES

CUSIP NO. 084597-10-3

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     MOMAR CORPORATION
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND
________________________________________________________________________________
               7    SOLE VOTING POWER

                    95,000
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           95,000
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     95,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               PAGE 3 OF 5 PAGES

      This Amendment No. 12 amends and supplements the Schedule 13D, as amended and supplemented by Amendments Nos. 1 through 11, inclusive (the "Schedule 13D"), heretofore filed by the Reporting Persons with the Securities and Exchange Commission with respect to the Common Stock ("Common Stock") of Berkshire Bancorp Inc., a Delaware corporation (the "Company"), formerly known as Cooper Life Sciences, Inc. Except as amended hereby, there has been no change in the information contained in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) - (b)

      According to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2002, there were 2,241,576 shares of Common Stock outstanding on November 8, 2002.

      Moses Marx

      As of the date of this Amendment No. 12 Moses Marx beneficially owned 1,048,620 shares of Common Stock, representing 46.8% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of the Common Stock. Said securities consist of (i) 952,620 shares owned directly by Mr. Marx; (ii) 95,000 shares owned of record by Momar Corporation ("Momar"); and (iii) options to purchase 1,000 shares of Common Stock. With respect to the shares described in clause
      (ii), Mr. Marx may be deemed to be a beneficial owner of such shares by virtue of his being the only person in a position to determine the investment and voting decisions of Momar with respect to such shares.

      The foregoing does not include any of the 53,500 shares owned by Eva and Esther, L.P., of which Mr. Marx has an 80.5% limited partnership interest and of which Mr. Marx's daughters and their husbands are the general partners.

      Mr. Marx has the sole power to vote and dispose of all such shares

      Momar

      Momar owns 95,000 shares of Common Stock, comprising 4.2% of the issued and outstanding shares of the Common Stock.

      Momar has the sole power to vote and dispose of all such shares. Mr. Marx has sole power to vote and dispose of all such shares on behalf of Momar.

      (c) On December 24, 2002 Momar made a charitable contribution of 30,000 shares of Common Stock.

      Other than as set forth above, during the last 60 days, the Reporting Persons effected no transactions in the Shares.

      (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

      (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.


                               PAGE 4 OF 5 PAGES

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2003


                                        /s/ Moses Marx
                                        ---------------------------------
                                        MOSES MARX


                                        MOMAR CORPORATION


                                        By: /s/ Moses Marx
                                            -----------------------------
                                             Moses Marx, President


                               PAGE 5 OF 5 PAGES